Dreyfus Appreciation Fund, Inc.

SEMIANNUAL REPORT June 30, 2006



Dreyfus

A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Appreciation Fund, Inc., covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Appreciation Fund perform relative to its benchmark?

For the six-month period ended June 30, 2006, the fund produced a total return of 2.57%.[1] For the same period, the total return of the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 2.71%.[2]

Although stocks generally rallied over the first four months of 2006, heightened inflation and economic concerns sparked a downturn in May and June, erasing many of the stock market's earlier gains. The fund produced only slightly lower returns than the S&P 500 Index, mainly due to a shift in investor sentiment toward large, high-quality companies, similar to those invested in by the fund, and away from the smaller, more speculative stocks that previously led the market.

What is the fund's investment approach?

The fund invests primarily in large, well-established multinational companies that we believe are solidly positioned to weather difficult economic climates and thrive in more favorable environments. We focus on purchasing blue-chip stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the fund in a manner particularly well-suited to long-term investors. Generally, we buy and sell relatively few stocks during the course of the year, helping to minimize investors' tax liabilities and reduce trading costs.[3]

What other factors influenced the fund's performance?

In our last report to shareholders, we noted that valuations of large-cap companies had compressed beyond historical norms compared to

small- and midcap stocks, and that we believed a shift in investor sentiment toward high-quality multinationals might be overdue. We are pleased to report that this long-awaited shift appears to have begun in earnest during the first half of 2006.

Over the first four months of the year, investors generally favored more speculative companies as the economy continued to grow despite resurgent energy prices and additional increases in short-term interest rates from the Federal Reserve Board (the "Fed"). In early May, however, investors' attitudes toward risk appeared to change dramatically when comments by Fed Chairman Ben Bernanke suggested that interest rates might rise more than previously expected, potentially choking off economic growth. Signs of impending economic weakness began to emerge when the housing market cooled and consumer spending moderated. At the same time, inflationary pressures seemed to intensify, as reflected by higher prices for energy, industrial commodities and precious metals.

The resulting "flight to quality" among investors helped the fund weather increased market volatility better than the S&P 500 Index. The fund's energy and health care holdings provided particularly attractive results in the changing market environment. For example, integrated oil giant Exxon Mobil was one of the fund's larger holdings and the greatest contributor to its performance for the reporting period. Rising crude oil and natural gas prices also helped support gains in other energy holdings, including industry leaders Chevron, ConocoPhillips and BP.

Large pharmaceutical companies had been hard-hit over the past several years, declining to valuations that we considered oversold relative to their fundamental long-term strengths. These stocks began to rebound in 2006 as more investors recognized their generous dividend yields, high levels of free cash flow and the promise of new products under development. Fund holdings Merck & Co., Abbott Laboratories and Roche Holdings benefited from the sector's rebound.

The industrials sector also advanced, but the fund's relatively light holdings in the area prevented it from participating fully in its gains. Nonetheless, the fund received strong contributions from Emerson

Electric, which achieved higher earnings from its role as a supplier to China's growing industrial infrastructure, and United Parcel Service, which benefited from higher shipping volumes. Similarly, the fund did not participate in gains within the telecommunications sector, where no companies met our investment criteria.

What is the fund's current strategy?

We have maintained our focus on high-quality multinationals that have the resources to reinvest in their businesses and extend their established records of earnings and dividend increases. However, we recently eliminated a number of positions and replaced them with new ones. Sales included household goods provider Colgate-Palmolive, mortgage agency Freddie Mac, financial services firm Marsh McLennan and media conglomerate Time Warner, all of which encountered headwinds that made them less compelling to us.

Instead, we allocated those assets to holdings in which we have a higher degree of confidence, including new positions in industrial giant Halliburton and hotelier Hilton Hotels. Halliburton has enjoyed strong sales in its energy and military services businesses as well as in its role as a supplier to China's growing industrial infrastructure. Hilton Hotels recently reacquired its former international properties, and we expect the company to achieve greater operating efficiencies as they are integrated into its network.

July 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Appreciation Fund, Inc. from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

Expenses paid per $1,000†	$ 4.77
Ending value (after expenses)	$1,025.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

Expenses paid per $1,000†	$ 4.76
Ending value (after expenses)	$1,020.08

† *Expenses are equal to the fund's annualized expense ratio of .95%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—100.0%	Shares	Value ($)
Consumer Discretionary—17.0%		
Altria Group	3,525,000	258,840,750
CBS, Cl. B	350,000	9,467,500
Christian Dior	550,000 [a]	53,919,443
Hilton Hotels	400,000	11,312,000
Home Depot	1,200,000 [a]	42,948,000
McDonald's	1,175,000	39,480,000
McGraw-Hill Cos.	2,150,000	107,994,500
News, Cl. A	5,256,708	100,823,659
News, Cl. B	240,000 [a]	4,843,200
Target	950,000	46,426,500
Viacom, Cl. B	190,000 [b]	6,809,600
		682,865,152
Consumer Staples—20.8%		
Anheuser-Busch Cos.	990,000	45,134,100
Coca-Cola	3,140,000	135,082,800
Estee Lauder Cos., Cl. A	790,000	30,549,300
Nestle, ADR	1,250,000	98,087,500
PepsiCo	2,050,000	123,082,000
Procter & Gamble	2,600,000	144,560,000
SYSCO	750,000 [a]	22,920,000
Wal-Mart Stores	1,700,000	81,889,000
Walgreen	2,850,000	127,794,000
Whole Foods Market	400,000 [a]	25,856,000
		834,954,700
Energy—20.9%		
BP, ADR	1,700,000	118,337,000
Chevron	2,600,000	161,356,000
ConocoPhillips	1,950,000	127,783,500
Exxon Mobil	3,969,598	243,534,837
Halliburton	200,000	14,842,000
Occidental Petroleum	500,000	51,275,000
Royal Dutch Shell, Cl. A, ADR	700,000	46,886,000
Total, ADR	1,150,000	75,348,000
		839,362,337

Common Stocks (continued)	Shares	Value ($)
Financial−17.7%		
American Express	1,450,000	77,169,000
American International Group	750,000	44,287,500
Ameriprise Financial	550,000	24,568,500
Bank of America	1,800,000	86,580,000
Berkshire Hathaway, Cl. A	400 [b]	36,663,600
Citigroup	3,530,333	170,303,264
HSBC Holdings, ADR	800,000 [a]	70,680,000
JPMorgan Chase & Co.	1,925,000	80,850,000
Merrill Lynch & Co.	1,050,000	73,038,000
SunTrust Banks	625,000	47,662,500
		711,802,364
Health Care−9.6%		
Abbott Laboratories	1,300,000	56,693,000
Eli Lilly & Co.	750,000 [a]	41,452,500
Johnson & Johnson	1,900,000	113,848,000
Merck & Co.	480,000	17,486,400
Pfizer	3,125,000 [a]	73,343,750
Roche Holding, ADR	600,000	49,560,000
UnitedHealth Group	750,000	33,585,000
		385,968,650
Industrial−7.6%		
Emerson Electric	880,000	73,752,800
General Electric	5,450,000	179,632,000
United Parcel Service, Cl. B	600,000	49,398,000
		302,782,800
Information Technology−5.5%		
Automatic Data Processing	700,000	31,745,000
Intel	7,050,000	133,597,500
Microsoft	2,400,000	55,920,000
		221,262,500
Materials−.9%		
Arkema, ADR	28,750 [b,c]	1,121,891
Praxair	625,000	33,750,000
		34,871,891
Total Common Stocks		
(cost $2,832,319,295)		**4,013,870,394**

Investment of Cash Collateral for Securities Loaned—1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $73,942,001)	73,942,001 [d]	**73,942,001**
Total Investments (cost $2,906,261,296)	**101.9%**	**4,087,812,395**
Liabilities, Less Cash and Receivables	**(1.9%)**	**(74,857,666)**
Net Assets	**100.0%**	**4,012,954,729**

ADR—American Depository Receipts.

[a] *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities on loan is $77,434,621 and the total market value of the collateral held by the fund is $78,697,401, consisting of cash collateral of $73,942,001 and U.S. Government and agency securities valued at $4,755,400.*

[b] *Non-income producing security.*

[c] *The value of this security has been determined in good faith under the direction of the Board of Directors.*

[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	20.9	Industrial	7.6
Consumer Staples	20.8	Information Technology	5.5
Financial	17.7	Money Market Investment	1.9
Consumer Discretionary	17.0	Materials	.9
Health Care	9.6		**101.9**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $77,434,621)–Note 1(c):		
Unaffiliated issuers	2,832,319,295	4,013,870,394
Affiliated issuers	73,942,001	73,942,001
Cash		2,987,472
Receivable for shares of Common Stock subscribed		12,870,855
Dividends and interest receivable		6,335,694
Receivable for investment securities sold		930,310
Prepaid expenses		191,649
		4,111,128,375
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		2,069,026
Due to Fayez Sarofim & Co.		883,532
Liability for securities on loan–Note 1(c)		73,942,001
Payable for shares of Common Stock redeemed		15,956,535
Bank note payable–Note 2		4,320,000
Accrued expenses		1,002,552
		98,173,646
Net Assets ($)		**4,012,954,729**
Composition of Net Assets ($):		
Paid-in capital		2,599,655,392
Accumulated undistributed investment income–net		32,278,231
Accumulated net realized gain (loss) on investments		199,470,007
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,181,551,099
Net Assets ($)		**4,012,954,729**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		98,552,876
Net Asset Value, offering and redemption price per share ($)		**40.72**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $852,949 foreign taxes withheld at source):	
Unaffiliated issuers	51,562,432
Affiliated issuers	3,123
Income from securities lending	248,388
Interest	191,936
Total Income	**52,005,879**
Expenses:	
Investment advisory fee—Note 3(a)	5,785,023
Sub-Investment advisory fee—Note 3(a)	5,613,941
Shareholder servicing costs—Note 3(b)	7,640,888
Interest expense—Note 2	183,765
Prospectus and shareholders' reports	170,930
Custodian fees—Note 3(b)	83,515
Directors' fees and expenses—Note 3(c)	57,924
Registration fees	46,827
Professional fees	45,661
Loan commitment fees—Note 2	16,160
Miscellaneous	75,758
Total Expenses	**19,720,392**
Investment Income—Net	**32,285,487**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	199,509,664
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(123,566,582)
Net Realized and Unrealized Gain (Loss) on Investments	**75,943,082**
Net Increase in Net Assets Resulting from Operations	**108,228,569**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income–net	32,285,487	60,553,268
Net realized gain (loss) on investments	199,509,664	52,758,817
Net unrealized appreciation (depreciation) on investments	(123,566,582)	64,800,783
Net Increase (Decrease) in Net Assets Resulting from Operations	**108,228,569**	**178,112,868**
Dividends to Shareholders from ($):		
Investment income–net	(717,417)	(60,699,561)
Net realized gain on investments	(4,509,483)	–
Total Dividends	**(5,226,900)**	**(60,699,561)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	434,821,148	1,164,817,046
Dividends reinvested	4,703,778	54,850,697
Cost of shares redeemed	(992,023,706)	(1,294,791,878)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(552,498,780)**	**(75,124,135)**
Total Increase (Decrease) in Net Assets	**(449,497,111)**	**42,289,172**
Net Assets ($):		
Beginning of Period	4,462,451,840	4,420,162,668
End of Period	**4,012,954,729**	**4,462,451,840**
Undistributed investment income–net	32,278,231	710,161
Capital Share Transactions (Shares):		
Shares sold	10,759,277	29,540,431
Shares issued for dividends reinvested	115,974	1,371,602
Shares redeemed	(24,595,784)	(32,897,466)
Net Increase (Decrease) in Shares Outstanding	**(13,720,533)**	**(1,985,433)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	39.75	38.69	37.14	31.20	38.02	42.93
Investment Operations:						
Investment income–net [a]	.31	.53	.52	.42	.31	.28
Net realized and unrealized gain (loss) on investments	.71	1.07	1.55	5.93	(6.81)	(4.88)
Total from Investment Operations	1.02	1.60	2.07	6.35	(6.50)	(4.60)
Distributions:						
Dividends from investment income–net	(.01)	(.54)	(.52)	(.41)	(.30)	(.31)
Dividends from net realized gain on investments	(.04)	–	–	–	(.02)	–
Total Distributions	(.05)	(.54)	(.52)	(.41)	(.32)	(.31)
Net asset value, end of period	40.72	39.75	38.69	37.14	31.20	38.02
Total Return (%)	2.57 [b]	4.14	5.57	20.39	(17.14)	(10.75)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.47 [b]	.92	.95	.96	.97	.91
Ratio of net expenses to average net assets	.47 [b]	.92	.95	.96	.97	.91
Ratio of net investment income to average net assets	.77 [b]	1.35	1.40	1.28	.90	.72
Portfolio Turnover Rate	.64 [b]	6.81	8.23	4.73	1.77	5.03
Net Assets, end of period ($ x 1,000)	4,012,955	4,462,452	4,420,163	3,982,040	3,128,482	3,394,522

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Appreciation Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value.

When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $60,699,561. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2006, was $7,181,600 with a related weighted average annualized interest rate of 5.16%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Fees payable by the fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Sarofim are payable monthly, computed on the average daily value of the fund's net assets at the following annual rates:

Average Net Assets	Dreyfus	Sarofim
0 up to $25 million	.44%	.11%
$25 million up to $75 million	.37%	.18%
$75 million up to $200million	.33%	.22%
$200 million up to $300 million . .	.29%	.26%
In excess of $300 million	.275%	.275%

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2006, the fund was charged $5,181,347 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2006, the fund was charged $819,260 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2006, the fund was charged $83,515 pursuant to the custody agreement.

During the period ended June 30, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $911,889, shareholder services plan fees $816,100, custodian fees $85,779, chief compliance officer fees $1,926 and transfer agency per account fees $253,332.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $26,445,518 and $487,439,356, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $1,181,551,099, consisting of $1,260,698,455 gross unrealized appreciation and $79,147,356 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

Dreyfus Appreciation Fund, Inc.

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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